P.E. 2/13/02

0-17227

02014487

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

ABER DIAMOND CORPORATION

Suite 1414, 181 University Avenue
Toronto, Ontario
M5H 3M7
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

ABER DIAMOND CORPORATION

MATERIAL CHANGE REPORT

1. REPORTING ISSUER

Aber Diamond Corporation
181 University Avenue
Suite 1414
Toronto, Ontario
M5H 3M7

2. DATE OF MATERIAL CHANGE

January 29, 2002

3. PUBLICATION OF MATERIAL CHANGE

A press released was issued on January 29, 2002 at Toronto, Ontario. A copy of the press release is attached hereto as Schedule "A".

4. SUMMARY OF MATERIAL CHANGES

On January 29, 2002, Aber Diamond Corporation ("Aber") announced the closing of the U.S. $230,000,000 project loan facility (the "Loan Facility") in favour of its wholly-owned subsidiary, Aber Diamond Mines Ltd. ("ADM"). The Loan Facility was underwritten on November 2, 2001 by a lead bank group made up of Bank of Montreal, Canadian Imperial Bank of Commerce, Deutsche Bank AG, Export Development Canada and Royal Bank of Canada. The Bank of Tokyo-Mitsubishi subsequently joined the lead bank group. The Loan Facility has been successfully syndicated and the overall banking group now totals fourteen lenders.

5. FULL DESCRIPTION OF MATERIAL CHANGES

On January 29, 2002, Aber announced the closing of the Loan Facility in favour of ADM. The Loan Facility was underwritten on November 2, 2001 by a lead bank group made up of Bank of Montreal, Canadian Imperial Bank of Commerce, Deutsche Bank AG, Export Development Canada and Royal Bank of Canada. The Bank of Tokyo-Mitsubishi subsequently joined the lead bank group. The Loan Facility has been successfully syndicated and the overall banking group now totals fourteen lenders.

The average cost of funds, including arrangement fees, under the Loan Facility is approximately 7.5% per annum. The underlying interest rate is floating at LIBOR plus 3%.

The Loan Facility allows ADM to hedge on a fixed interest rate basis and/or on a Canadian dollar base. First drawdown will occur in the first quarter of 2002, with scheduled amortization over eight semi-annual equal installments following project completion. The Loan Facility contemplates accelerated repayment based upon available project cash flow. According to the feasibility study base case economics, it is estimated that the Loan Facility will be fully repaid in 2005. The Loan Facility is secured by, among other things, a charge covering ADM's 40% interest in the Diavik Diamonds Project and is guaranteed by Aber and Aber's other subsidiaries (the "Subsidiary Guarantors").

Pursuant to the terms of the Loan Facility, Aber has established out of its existing equity funds a contingency cash escrow account containing U.S. $45,000,000, to be maintained in support of project completion. Interest on this account will be available to Aber as earned. Funds in the escrow account will become available to Aber for general corporate purposes on a prescribed basis post-project completion and upon commencement of repayment of the Loan Facility.

The Loan Facility contains restrictive covenants applicable to ADM, Aber and the Subsidiary Guarantors typical for project finance loans including restrictions on the payment of dividends and other distributions as well as limitations on the incurrence of indebtedness, acquisitions, dispositions as well as limitations on their business activities. In Aber's view, however, compliance with these restrictions and limitations will not negatively affect Aber's current business plans which are to focus on ensuring completion of the Diavik Diamonds Project and on executing Aber's plans relating to its diamond marketing activities. The Loan Facility also contains customary events of default permitting acceleration of maturity, including an event of default upon the occurrence of a "change in control". For these purposes, the Loan Facility defines a "change of control" with respect to Aber as any person, together with its affiliates and any other person or persons acting jointly or in concert with such person, beneficially acquiring ownership or control, directly or indirectly, of in excess of 30% of the securities of Aber having ordinary voting power for the election of directors.

6. RELIANCE ON SECTION 75(3) OF THE ACT

Not applicable.

7. OMITTED INFORMATION

Not applicable.

8. SENIOR OFFICERS

Inquiries may be directed to Robert A. Gannicott, President and Chief Executive Officer, at:

Aber Diamond Corporation
181 University Avenue, Suite 1414
Toronto, Ontario M5H 3M7
Telephone: (416) 362-2237
Fax: (416) 362-2230

9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario, this 8th day of February, 2002.

Lyle R. Hepburn, Secretary

Schedule "A"

Aber

NEWS RELEASE

ABER ANNOUNCES CLOSING OF US$230 MILLION PROJECT LOAN FACILITY

January 29, 2002 – Toronto, ON – ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER).

Aber announced today the closing of its US$230 million loan facility (the "Loan Facility"). The Loan Facility was underwritten on November 2, 2001 by a lead bank group made up of Bank of Montreal, Canadian Imperial Bank of Commerce, Deutsche Bank AG, Export Development Canada and Royal Bank of Canada. The Bank of Tokyo-Mitsubishi subsequently joined the lead bank group. The Loan Facility has been successfully syndicated and the overall banking group now totals fourteen lenders.

Aber's overall capital commitment to the Diavik Diamonds Project represents the largest financial undertaking by an independent, single asset Canadian mining company. Aber has to date financed its 40% share of the capital cost of the $1.3 billion project out of its own equity funds. The Loan Facility will fund Aber's remaining financial requirements through to commencement of project operations in 2003. The Loan Facility also represents a record bank project loan to a domestic mining project, and is the largest dedicated project finance facility for a diamond project.

The average cost of funds, including arrangement fees, is approximately 7.5%. The underlying interest rate is floating at LIBOR plus 3%. The Loan Facility allows Aber to hedge on a fixed interest rate basis and/or on a Canadian dollar base. First drawdown will occur in the first quarter of 2002, with scheduled amortization over eight semi-annual equal installments following project completion. According to the feasibility study base case economics, it is estimated that the Loan Facility will be fully repaid in 2005. N M Rothschild & Sons acted as Aber's financial advisor. Antwerpse Diamantbank NV of Brussels, Belgium provided advice on downstream diamond marketing issues. Stikeman Elliot acted as counsel to Aber, supported locally by Peterson, Stang & Malacoe of Yellowknife, NWT, and Loyens of Brussels, Belgium.

Construction of the Diavik Project is approximately 65% complete. It remains within the feasibility study budget and is scheduled for startup in April 2003. The Diavik Project will produce 6-8 million carats per annum, approximately 5% of the world's current diamond production, over an estimated 20-year life.

The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Ontario.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

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For further information, please contact:
Robert A. Gannicott, President & Chief Executive Officer – (416) 362-2237 (ext. 225); or
S. Caroline Glasbey, Director, Investor Relations – (416) 362-2237 (ext. 235)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 8th day of February, 2002.

ABER DIAMOND CORPORATION

Lyle R. Hepburn
Secretary